# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Gossamer Bio, Inc., CIK 0001728117
CUSIP: 38341P102
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 3115 Merryfield Row, Suite 120, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 07/22/2026
Amends the filing with accession number 0001104659-26-073089
Filed by CIK 0001009268
Persons authorized to receive notices and communications: D. E. Shaw & Co., L.P., Legal & Compliance, Two Manhattan West, 375 Ninth Ave., 52nd Floor,, New York, New York (NY), 10001, 212-478-0000

## Reporting persons
- D. E. Shaw Valence Portfolios, L.L.C. (CIK 0001294704): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 32,642,631; sole dispositive power 0; shared dispositive power 32,642,631; aggregate amount beneficially owned 32,642,631 (6.7% of the class)
- D. E. Shaw & Co., L.L.C. (CIK 0001277502): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 34,348,958; sole dispositive power 0; shared dispositive power 34,348,958; aggregate amount beneficially owned 34,348,958 (7% of the class)
- D. E. Shaw & Co., L.P. (CIK 0001009268): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 34,609,565; sole dispositive power 0; shared dispositive power 34,609,565; aggregate amount beneficially owned 34,609,565 (7.1% of the class)
- David E. Shaw (CIK 0001023870): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 34,609,565; sole dispositive power 0; shared dispositive power 34,609,565; aggregate amount beneficially owned 34,609,565 (7.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Gossamer Bio, Inc.
Address of issuer's principal executive offices: 3115 Merryfield Row, Suite 120, San Diego, California (CA), 92121
Comment:
Introductory Note:

This Amendment No. 2 to Schedule 13D ("Amendment No. 2") is filed by and on behalf of each of the Reporting Persons to amend and supplement the Schedule 13D related to the Common Shares of the Issuer previously filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on June 11, 2026, as amended and supplemented by Amendment No. 1 to Schedule 13D filed on July 1, 2026 (as amended, the "Schedule 13D"). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as provided herein, each Item of the Schedule 13D remains unchanged.

## Item 2. Identity and Background
Present principal occupation or employment:
Item 2(c) of the Schedule 13D is hereby amended and restated as follows:

The principal business of Valence is that of a limited liability company focusing primarily on equity and equity-linked securities-related investment strategies. Valence has no executive officers or directors. The principal business of DESCO LLC is to act as manager to certain entities, including, without limitation, Valence and D. E. Shaw Cogence Portfolios, L.L.C. ("Cogence"), each of which have beneficial ownership of the shares of Common Stock, $0.0001 par value per share (the "Common Shares") of Gossamer Bio, Inc. (the "Issuer") (as further described in Item 5 herein). The principal business of DESCO LP is to act as an investment adviser to certain funds, including, without limitation, Valence, Cogence, and certain funds under the management of D. E. Shaw Investment Management, L.L.C. ("DESIM"), each of which have beneficial ownership of the Issuer's Common Shares (as further described in Item 5 herein). D. E. Shaw & Co. II, Inc., a Delaware corporation ("DESCO II, Inc."), is the managing member of DESCO LLC. D. E. Shaw & Co., Inc., a Delaware corporation ("DESCO Inc."), is the general partner of DESCO LP. Dr. Shaw is the President and sole shareholder of each of DESCO II, Inc. and DESCO Inc.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a) - (b) Based upon the Issuer's definitive proxy statement, filed with the SEC on June 9, 2026, there were 488,846,722 Common Shares issued and outstanding as of June 5, 2026. Common Shares are beneficially owned by Valence, Cogence, and certain funds under the management of DESIM. Each of Valence, Cogence, and DESIM is a Delaware limited liability company and has its business address and principal office at Two Manhattan West, 375 Ninth Avenue, 52nd Floor, New York, NY 10001.

The 32,642,631 Common Shares beneficially owned by Valence (the "Valence Shares") represent approximately 6.7% of the outstanding Common Shares. The 1,706,327 Common Shares beneficially owned by Cogence (the "Cogence Shares") represent approximately 0.3% of the outstanding Common Shares. The 260,607 Common Shares under the management of DESIM (the "DESIM Shares"), represent approximately 0.1% of the outstanding Common Shares.

Valence has the power to vote or direct the vote of (and the power to dispose or direct the disposition of) the Valence Shares. Cogence has the power to vote or direct the vote of (and the power to dispose or direct the disposition of) the Cogence Shares. DESIM has the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the DESIM Shares.

DESCO LP, as the investment adviser of Valence, Cogence, and as the managing member of DESIM, may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 34,609,565 Common Shares.

DESCO LLC, as the manager of Valence and Cogence, may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 34,348,958 Common Shares.

As general partner of DESCO LP, DESCO Inc. may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of 34,609,565 Common Shares.

As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 34,348,958 Common Shares.

None of DESCO LP, DESCO LLC, DESCO Inc., or DESCO II, Inc., owns any Common Shares directly, and each such entity disclaims beneficial ownership of any Common Shares.

Dr. Shaw does not own any Common Shares directly. By virtue of Dr. Shaw's position as President and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, which in turn is the investment adviser of Valence, Cogence, and as the managing member of DESIM, and by virtue of Dr. Shaw's position as President and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, which in turn is the manager of Valence and Cogence, Dr. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 34,609,565 Common Shares as described above constituting 7.1% of the outstanding Common Shares, and, therefore, Dr. Shaw may be deemed to be the beneficial owner of such Common Shares. David E. Shaw disclaims beneficial ownership of any Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented as follows:

See Item 5(a) of Amendment No. 2 to the Schedule 13D.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

Schedule I to Amendment No. 2, which is incorporated by reference into this Item 5(c) as if restated in full herein, describes all of the transactions in Common Shares by the Reporting Persons and/or any affiliates of the Reporting Persons since Amendment No. 1.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) of the Schedule 13D is hereby amended and supplemented as follows:

To the best of the Reporting Persons' knowledge, no person other than the Reporting Persons or their affiliates has the right to receive or power to direct the receipt of dividends from, or proceeds from the sale of, the 34,609,565 Common Shares, except for such rights and powers as the corresponding investors in Valence, Cogence, and funds under the management of DESIM shall possess.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.1 - Schedule I (Transactions in the Securities of the Issuer Since Amendment No. 1)

Exhibit 99.2 - Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated August 1, 2024.

Exhibit 99.3 - Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated August 1, 2024.

Exhibit 99.4 - Joint Filing Agreement, by and among the Reporting Persons, dated July 24, 2026.

Exhibit 99.5 - Transaction Support Agreement with the Issuer, dated May 18, 2026, incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on May 18, 2026.
(https://www.sec.gov/Archives/edgar/data/1728117/000172811726000036/goss-20260518xexx101xtsa.htm)

Exhibit 99.6 - Form of Voting Agreement, dated May 18, 2026, incorporated by reference herein to Exhibit 10.2 to the Form 8-K filed by the issuer on May 18, 2026.
(https://www.sec.gov/Archives/edgar/data/1728117/000172811726000036/goss-20260518xexx102xformo.htm)

Exhibit 99.7 - Indenture governing Senior Secured First Lien Convertible Notes due 2030, incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on June 5, 2026.
(https://www.sec.gov/Archives/edgar/data/1728117/000172811726000045/goss-20260604xexx101inde.htm)

Exhibit 99.8 - Purchase Warrant Agreement, dated June 4, 2026, incorporated by reference herein to Exhibit 10.3 to the Form 8-K filed by the issuer on June 5, 2026.
(https://www.sec.gov/Archives/edgar/data/1728117/000172811726000045/goss-20260604xexx103warr.htm)

## Signatures
- D. E. Shaw Valence Portfolios, L.L.C.: /s/ Daniel R. Marcus, Daniel R. Marcus / Authorized Signatory (07/24/2026)
- D. E. Shaw & Co., L.L.C.: /s/ Daniel R. Marcus, Daniel R. Marcus / Authorized Signatory (07/24/2026)
- D. E. Shaw & Co., L.P.: /s/ Daniel R. Marcus, Daniel R. Marcus / Chief Compliance Officer (07/24/2026)
- David E. Shaw: /s/ Daniel R. Marcus, Daniel R. Marcus / Attorney-in-Fact for David E. Shaw (07/24/2026)